

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

<u>Via E-mail</u>
Mr. Lamar M. Chambers
Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

      RE: Ashland, Inc.
               Form 10-K for the Year ended September 30, 2011
               Filed November 23, 2011
               File No. 1-32532

Dear Mr. Chambers:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Rufus Decker

                                   Rufus Decker
                                   Accounting Branch Chief